--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                          EVEREST MEDICAL CORPORATION

                           (Name of subject company)
                       GOLDEN ACQUISITION CORP. (Offeror)
                     GYRUS GROUP PLC (Affiliate of Offeror)

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         ------------------------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE;
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE;
      SERIES B 8% CONVERTIBLE PREFERRED SHARES, PAR VALUE $.01 PER SHARE;
 SERIES C 6% CONVERTIBLE REDEEMABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE;
  and SERIES D 10% CONVERTIBLE REDEEMABLE PREFERRED STOCK, PAR VALUE $.01 PER
                                     SHARE.

                        (Title of classes of securities)

                         ------------------------------

                                  299806-10-9
                         (CUSIP number of common stock)

                         ------------------------------

                        JOHN BRADSHAW, FINANCE DIRECTOR
                            GOLDEN ACQUISITION CORP.
                              C/O GYRUS GROUP PLC
                                  FORTRAN ROAD
                                  ST. MELLONS
                                CARDIFF CF3 0LT
                                 UNITED KINGDOM
                              011-44-1222-300-110

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                     COMMUNICATIONS ON BEHALF OF OFFERORS)

                         ------------------------------

                                WITH COPIES TO:
                             GERALD J. KEHOE, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 951-8000
                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE
aggregate of the cash offered by the offeror for the         (.02) X (.01 X Transaction Valuation) ($9,376)
securities ($46,880,000)...................................

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of (1) 7,728,965 shares of Common Stock, par value $.01 per share (the "Common Shares"), at a price per Common Share of $4.85 in cash,
    (2) 462,937 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") at a price per share of Series A Preferred Stock of $4.85 in cash, (3) 597,273 shares of Series B 8% Convertible Preferred Shares (the "Series B Preferred Stock") at a price per share of Series B Preferred Stock of $4.85 in cash, (4) 410,906 shares of Series C 6% Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") at a price per share of Series C Preferred Stock of $4.85 in cash, and (5) 466,500 shares of
    Series D 10% Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") at a price per share of Series D Preferred Stock of $4.85 in cash.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None                             Filing Party: N/A
Form of Registration No.: N/A                            Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third party tender offer subject to Rule 14d-1

    / /  issuer tender offer subject to Rule 13e-4

    / /  going private transaction subject to Rule 13e-3

    / /  amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO relates to the offer by Golden Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares of (1) Common Stock, par value $.01 per share, (2) Series A Convertible Preferred Stock, (3) Series B 8% Convertible Preferred Shares,
(4) Series C 6% Convertible Redeemable Preferred Stock, and (5) Series D 10% Convertible Redeemable Preferred Stock, of Everest Medical Corporation, a Minnesota corporation (the "Company").

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the "Summary Term Sheet" of the Offer to Purchase, attached as Exhibit 1 to this Schedule TO, is incorporated herein by reference.

ITEM 2. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Everest Medical Corporation, which has its principal executive offices at 13755 First Avenue North, Minneapolis, Minnesota 55441, telephone number: (612) 473-6262.

    This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares, of (1) Common Stock, par value $.01 per share,
(2) Series A Convertible Preferred Stock, (3) Series B 8% Convertible Preferred Shares, (4) Series C 6% Convertible Redeemable Preferred Stock, and
(5) Series D 10% Convertible Redeemable Preferred Stock (collectively, the "Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits 1 and 2, respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    This Schedule TO is being filed by the Purchaser and Parent. Information concerning the principal businesses, principal offices and state or place of organization of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference.

    The names, business addresses, current principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference. In addition, the information set forth in
Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the "Summary Term Sheet", "Introduction",
Section 1 ("Terms of the Offer"), Section 2 ("Procedure for Tendering Shares"),
Section 3 ("Withdrawal Rights"), Section 4 ("Acceptance for Payment and Payment for Shares"), Section 5 ("Certain Federal Income Tax Consequences") and
Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS NEGOTIATIONS AND AGREEMENTS.

    The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and
Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase for Cash, particularly in
Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 12 ("Purpose of the Offer; The Merger Agreement") and Section 15 ("Certain Legal Matters"), the Letter of Transmittal, attached as Exhibit 2 to this Schedule TO and the Agreement and Plan of Merger, dated as of February 23, 2000, among the Purchaser, Parent and the Company, attached as Exhibit 9 to this Schedule TO, is incorporated herein by reference.

ITEM 12. EXHIBITS.

    1.  Offer to Purchase for Cash

    2.  Letter of Transmittal

    3.  Notice of Guaranteed Delivery

    4.  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

    5. Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

    6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    7.  Summary Advertisement, dated March 16, 2000

    8.  Text of Press Release, dated March 16, 2000

    9. Agreement and Plan of Merger, dated as of February 23, 2000, among the Purchaser, Parent and the Company

    10. Consulting Agreement, dated as of February 23, 2000, between Parent and the Company

    11. Form of Employment Agreement between Purchaser and certain employees of the Company

    12. Placing Agreement

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2000

                                          GOLDEN ACQUISITION CORP.

                                          By: /s/ JOHN BRADSHAW
                                          --------------------------------------
                                          NAME: JOHN BRADSHAW
                                          TITLE: TREASURER AND SECRETARY

                                          GYRUS GROUP PLC

                                          By: /s/ JOHN BRADSHAW
                                          --------------------------------------
                                          NAME: JOHN BRADSHAW
                                          TITLE: FINANCE DIRECTOR

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    EXHIBIT DESCRIPTION
-------   ------------------------------------------------------------
  1.      Offer to Purchase for Cash

  2.      Letter of Transmittal

  3.      Notice of Guaranteed Delivery

  4.      Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees

  5.      Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees

  6.      Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9

  7.      Summary Advertisement, dated March 16, 2000

  8.      Text of Press Release, dated March 16, 2000

  9. Agreement and Plan of Merger, dated as of February 23, 2000, among the Purchaser, Parent and the Company

  10.     Consulting Agreement, dated as of February 23, 2000, between
          Parent and the Company

  11. Form of Employment Agreement between Parent and certain employees of the Company

  12.     Placing Agreement